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[BDO Letterhead]

April 25, 2001

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Gentlemen:

We have been furnished with a copy of the response to Item 4 of Form 8-K for the event that occurred on April 17, 2001 for which we were notified on April 24, 2001, to be filed by our former client, HealthAxis Inc. We agree with the statements made in response to that item insofar as they relate to our Firm.


Very truly yours,

/s/ BDO Seidman, LLP